Exhibit 99.3

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	March 31, 2016	December 31, 2015

ASSETS
Cash and cash equivalents (Note 4)	$176.3	$149.2
Short-term investments (Notes 5 & 8)	10.6	18.8
Receivables (Note 8)	49.9	65.1
Prepaid expenses and other (Note 6)	32.5	41.6
Current assets	269.3	274.7

Royalty, stream and working interests, net	3,749.5	3,257.5
Investments (Notes 5 & 8)	114.0	94.8
Deferred income tax assets	16.4	16.1
Other assets (Note 7)	32.0	31.2

Total assets	$4,181.2	$3,674.3

LIABILITIES
Accounts payable and accrued liabilities	$18.2	$18.0
Current income tax liabilities	1.7	2.8
Current liabilities	19.9	20.8

Debt (Note 13)	—	457.3
Deferred income tax liabilities	27.1	33.2
Total liabilities	47.0	511.3

SHAREHOLDERS’ EQUITY (Note 14)
Common shares	4,626.7	3,709.0
Contributed surplus	42.5	44.3
Deficit	(310.7)	(302.2)
Accumulated other comprehensive loss	(224.3)	(288.1)
Total shareholders’ equity	4,134.2	3,163.0

Total liabilities and shareholders’ equity	$4,181.2	$3,674.3

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended March 31,
	2016	2015

Revenue (Note 9)	$132.0	$109.2

Costs and expenses
Costs of sales (Note 10)	24.4	22.4
Depletion and depreciation	65.5	51.7
Impairment of royalty, stream and working interests	—	0.1
Corporate administration (Notes 11 & 14(c))	5.4	4.1
Business development	0.3	0.5
	95.6	78.8

Operating income	36.4	30.4

Foreign exchange gain (loss) and other income (expenses) (Note 5)	1.9	(2.6)
Income before finance items and income taxes	38.3	27.8

Finance items
Finance income	1.1	0.8
Finance expenses	(1.3)	(0.4)
Net income before income taxes	38.1	28.2

Income tax expense (Note 12)	8.1	9.0

Net income	$30.0	$19.2

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in market value of available-for-sale investments, net of income tax of $0.2 (2015-income tax recovery of $1.1) (Note 5)	15.8	(6.7)
Realized change in market value of available-for-sale investments	(1.5)	—
Currency translation adjustment	49.5	(89.2)
Other comprehensive income (loss):	63.8	(95.9)

Total comprehensive income (loss)	$93.8	$(76.7)

Basic earnings per share (Note 15)	$0.18	$0.12
Diluted earnings per share (Note 15)	$0.18	$0.12

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the three months ended March 31,
	2016	2015
Cash flows from operating activities
Net income	$30.0	$19.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	65.5	51.7
Other non-cash items	(0.5)	0.1
Gain on sale of investments (Note 5)	(1.5)	—
Non-cash cost of sales (Note 10)	1.8	1.1
Deferred income tax expense (Note 12)	2.6	1.7
Share-based payments (Note 14(c))	1.3	1.4
Unrealized foreign exchange loss	0.2	2.5
Mark-to-market on warrants (Note 5)	—	0.2
	99.4	77.9
Changes in non-cash assets and liabilities:
Decrease in receivables	15.2	16.2
Increase in prepaid expenses and other	(14.6)	(22.8)
Decrease in current liabilities	(0.9)	(1.9)
Net cash provided by operating activities	99.1	69.4

Cash flows from investing activities
Proceeds on sale of investments	10.6	—
Acquisition of investments	(0.7)	(21.6)
Proceeds from the sale of gold bullion	24.9	14.2
Acquisition of royalty, stream and working interests	(516.1)	(12.9)
Purchase of property and equipment	—	(0.1)
Purchase of oil & gas well equipment	(0.7)	(0.7)
Net cash used in investing activities	(482.0)	(21.1)

Cash flows from financing activities
Net proceeds from issuance of common shares (Note 14)	883.5	—
Repayment of Credit Facility (Note 13)	(460.0)	—
Payment of dividends (Note 14(b))	(28.3)	(23.9)
Proceeds from exercise of stock options (Note 14(a))	10.2	0.3
Net cash provided by (used in) financing activities	405.4	(23.6)
Effect of exchange rate changes on cash and cash equivalents	4.6	(18.7)
Net change in cash and cash equivalents	27.1	6.0
Cash and cash equivalents at beginning of period	149.2	592.5
Cash and cash equivalents at end of period	$176.3	$598.5

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$1.2	$0.3
Income taxes paid during the period	$5.5	$9.8

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited, in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive
	(Note 14)	Surplus	income (loss)	Deficit	Total Equity

Balance at January 1, 2016	$3,709.0	$44.3	$(288.1)	$(302.2)	$3,163.0
Net income	—	—	—	30.0	30.0
Other comprehensive income	—	—	63.8	—	63.8
Total comprehensive income	—	—	—	—	93.8
Equity offering	894.0	—	—	—	894.0
Exercise of stock options	13.5	(3.3)	—	—	10.2
Share-based payments	—	1.5	—	—	1.5
Dividend reinvestment plan	10.2	—	—	—	10.2
Dividends declared	—	—	—	(38.5)	(38.5)
Balance at March 31, 2016	$4,626.7	$42.5	$(224.3)	$(310.7)	$4,134.2

Balance at January 1, 2015	$3,656.6	$45.5	$(98.8)	$(197.8)	$3,405.5
Net income	—	—	—	19.2	19.2
Other comprehensive loss	—	—	(95.9)	—	(95.9)
Total comprehensive loss	—	—	—	—	(76.7)
Exercise of stock options	0.8	(0.5)	—	—	0.3
Share-based payments	—	1.4	—	—	1.4
Dividend reinvestment plan	7.2	—	—	—	7.2
Dividends declared	—	—	—	(31.1)	(31.1)
Balance at March 31, 2015	$3,664.6	$46.4	$(194.7)	$(209.7)	$3,306.6

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 1 — Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in silver, platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, Mexico, Peru, Chile and Africa. The portfolio includes approximately 340 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 — Significant Accounting Policies

a)             Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”.  These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2015 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual financial statements for the year ended December 31, 2015.  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 4, 2016.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the quarter ended March 31, 2016 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed interim consolidated financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

b)             New Accounting Standards Issued But Not Yet Effective

IAS 12, “Income taxes” (“IAS 12”) provides guidance on the recognition of deferred tax assets. In January 2016, the International Accounting Standards board issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017. Early adoption is not yet permitted as they have not been incorporated into the CPA Canada Handbook, Part 1 - IFRS.

The Company is currently assessing the impact of the amendment to IAS 12 on the consolidated financial statements.

Note 3 — Acquisitions

On February 26, 2016, the Company acquired a $500.0 million precious metals stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver shipped. The Company will pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

The acquisition has been classified as an asset acquisition.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 4 - Cash and Cash Equivalents

As at March 31, 2016 and December 31, 2015, cash and cash equivalents were primarily held in interest-bearing deposits.

	At March 31, 2016	At December 31, 2015
Cash deposits	$155.0	$137.9
Term deposits	21.3	11.3
	$176.3	$149.2

Note 5 — Investments

	At March 31, 2016	At December 31, 2015
Short-term investments
Term deposits	$10.6	$18.8
Total short-term investments	$10.6	$18.8

Non-current investments
Equity investments	$86.9	$68.3
Warrants	0.1	0.1
Loan Receivable	27.0	26.4
Total Investments	$114.0	$94.8

Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; (ii) warrants in various publicly-listed companies; and (iii) a loan receivable from Noront acquired through the Ring of Fire transaction in 2015. Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity, having a carrying value of $4.0 million, has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined because there is no publicly available information in which to estimate future cash flows, associated operating costs or capital expenditures and no alternative active market. Management does not intend to dispose of the investment and expects to recover the carrying value through the payment of dividends.

The loan receivable has been designated as loans and receivables under IFRS and is carried at amortized cost using the effective interest rate method.

As at March 31, 2016, the market value of certain of these investments increased compared to their values at December 31, 2015 and the Company recorded an unrealized gain of $15.8 million (2015 — loss of $6.7 million), net of an income tax expense of $0.2 million  (2015 — $1.1 million income tax recovery), in other comprehensive income. The company also sold certain available-for-sale investments and re-classified $1.5 million gain (2015 - $NIL) from other comprehensive income (loss) to net income.

As at March 31, 2016, the market value of the publicly-traded warrants remained the same compared to their value as at December 31, 2015 and the Company recorded a mark-to-market loss of $NIL (2015 — loss of $0.2 million) in the consolidated statement of income.

Note 6 — Prepaid Expenses and Other

Prepaid expenses and other comprise the following:

	At March 31, 2016	At December 31, 2015
Gold bullion	$12.5	$21.0
Prepaid gold	7.0	7.0
Prepaid expenses	12.4	13.6
Debt issue costs	0.6	—
	$32.5	$41.6

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 7 — Other Assets

Other assets comprise the following:

	At March 31, 2016	At December 31, 2015
Prepaid gold	$12.4	$14.1
Oil & gas well equipment, net	16.9	16.4
Furniture and fixtures, net	0.6	0.7
Debt issue costs	2.1	—
	$32.0	$31.2

Note 8 - Fair Value Measurements

There were no transfers between the levels of the fair value hierarchy in the three months to March 31, 2016.  There were also no changes made to any of the valuation techniques applied as of December 31, 2015.  Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (ie an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at March 31, 2016	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$176.3	$—	$—	$176.3
Short-term investments	10.6			10.6
Receivables from provisional gold equivalent sales	—	9.1	—	9.1
Available-for-sale equity investments	82.9	—	—	82.9
Warrants	0.1	—	—	0.1
	$269.9	$9.1	$—	$279.0

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at December 31, 2015	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$149.2	$—	$—	$149.2
Short-term investments	18.8			18.8
Receivables from provisional gold equivalent sales	—	9.3	—	9.3
Available-for-sale equity investments	64.5	—	—	64.5
Warrants	0.1	—	—	0.1
	$232.6	$9.3	$—	$241.9

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Fair Values of Financial Assets and Liabilities

The fair values of the Company’s remaining financial assets and liabilities which include receivables, accounts payable and accrued liabilities approximate their carrying values due to their short-term nature and historically negligible credit losses.

The Company has not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

As at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Royalty, stream and working interests	$—	$—	$302.0	$302.0
Oil well equipment	—	—	16.3	16.3
	$—	$—	$318.3	$318.3

The valuation techniques that are used to measure fair value are as follows:

a)             Cash and cash equivalents

The fair values of cash and cash equivalents, including interest bearing deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

b)             Receivables

The fair values of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

c)              Investments

The fair values of publicly-traded investments, including available-for-sale equity investments and warrants, are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

d)             Royalty, stream, working interests and oil well equipment

The fair values of royalty, stream, working interests and oil well equipment are determined primarily using a market approach using unobservable discounted future cash-flows.  As a result, the fair values are classified within Level 3 of the fair value hierarchy.

Note 9 — Revenue

Revenue is comprised of the following:

	Three months ended March 31, 2016	Three months ended March 31, 2015
Mineral royalties	$34.6	$36.1
Mineral streams	91.4	66.0
Sale of prepaid gold	2.4	1.6
Oil & gas interests	3.6	5.5
Total	$132.0	$109.2

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 10 — Costs of Sales

Costs of sales comprise:

	Three months ended March 31, 2016	Three months ended March 31, 2015
Per ounce cost of stream sales	$21.7	$20.2
Cost of prepaid ounces	1.8	1.1
Production taxes	0.6	0.6
Oil & gas operating costs	0.3	0.5
Total	$24.4	$22.4

Note 11 — Related Party Disclosures

Key management personnel include the Board of Directors and executive management team. Compensation for key management personnel of the Company was as follows:

	Three months ended March 31, 2016	Three months ended March 31, 2015
Salaries and short-term benefits (1)	$0.7	$0.8
Share-based payments (2)	1.7	1.0
Total	$2.4	$1.8

(1)             Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.

(2)             Represents the expense of stock options, restricted share units earned and mark-to-market charges on deferred share units during the period.

Note 12 - Income Taxes

	Three months ended March 31, 2016	Three months ended March 31, 2015
Current income tax expense	$5.5	$7.3
Deferred income tax expense	2.6	1.7
Income tax expense	$8.1	$9.0

Note 13 - Revolving Term Credit Facility

The Company has a five year $1.0 billion unsecured revolving term credit facility (“Credit Facility”). During 2015, the Company amended its Credit Facility by increasing the available credit from $500.0 million to $1.0 billion and extending the term to November 12, 2020.  The funds were drawn as 30-day LIBOR loans with the associated interest rate based on 30-day LIBOR rates plus 1.20%.

On March 7, 2016 and March 21, 2016, the Company repaid $230.0 million and $230.0 million on the credit facility respectively (2015 - $NIL).  As of March 21, 2016, no amount remains withdrawn under the credit facility and the entire $1.0 billion facility remains available.

The unamortized debt issue costs associated with the credit facility are shown under prepaids and other in the amounts of $0.6 million and other assets of $2.1 million.

Note 14 - Shareholders’ equity

a)             Common shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 177,760,466 common shares) having no par value and preferred shares issuable in series (issued nil).

On February 19, 2016, the Company completed a bought deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $883.5 million after deducting share issue costs and expenses of $36.6 million.  The Company recorded a deferred tax asset of $10.5 million relating to the share issue costs.

During the three months ended March 31, 2016, the Company issued 312,025 common shares (2015 — 24,840 common shares) upon the exercise of stock options for proceeds of $10.2 million (2015 - $0.3 million). In addition, 166,075 common shares were issued in aggregate pursuant to the terms of the Company’s Dividend Reinvestment Plan (“DRIP”) (2015 — 144,941 common shares).

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

b)             Dividends

The Company declared dividends in the amount of $38.5 million, or $0.21 per share, in the three months ended March 31, 2016 (2015 - $31.1 million, or $0.20 per share). The Company paid cash dividends in the amount of $28.3 million (2015 - $23.9 million) in the three months ended March 31, 2016 and issued common shares valued at $10.2 million pursuant to its DRIP (2015 - $7.2 million).

c)              Stock-based payments

During the three months ended March 31, 2016, an expense of $1.3 million (2015 - $1.4 million) related to stock options and restricted share units has been included in corporate administration in the consolidated statement of income.

Note 15 — Earnings per Share (“EPS”)

For the three months ended March 31, 2016

	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$30.0	166.8	$0.18
Effect of dilutive securities	—	0.6	—
Diluted EPS	$30.0	167.4	$0.18

For the three months ended March 31, 2015

	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$19.2	156.5	$0.12
Effect of dilutive securities	—	1.1	—
Diluted EPS	$19.2	157.6	$0.12

As at March 31, 2016, warrants to purchase 6,510,752 common shares (2015 — 6,510,769), 61,856 restricted share units (2015 — 85,147) and no stock options (2015 — no stock options) were excluded from the computation of diluted EPS due to the exercise price of the warrants being greater than the weighted average price of the common shares for the quarter ended March 31, 2016 and due to the performance criteria for the vesting of the RSUs having not been measurable prior to and as at March 31, 2016.